Filed pursuant to Rule 424(b)(3)
Registration No. 333-87329

PROSPECTUS SUPPLEMENT TO
PENNSYLVANIA COMMERCE BANCORP, INC.

100 Senate Avenue
P. O. Box 8599
Camp Hill, Pennsylvania 17001-8599

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This Supplement amends the Prospectus dated September 15, 1999 relating to 500,000 shares of Common Stock, $1.00 par value, of Pennsylvania Commerce Bancorp, Inc. (the “Company”) to be issued under the Pennsylvania Commerce Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan was adopted by the Board of Directors of the Company on June 18, 1999. This Supplement, together with the Prospectus dated September 15, 1999, constitutes the prospectus for the Plan.

A copy of the Prospectus may be obtained, free of charge, upon written or oral request directed to Sherry Richart, Investor Relations, Pennsylvania Commerce Bancorp, Inc., 100 Senate Avenue, P. O. Box 8599, Camp Hill, PA 17001-8599, 1-888-937-0004.

DESCRIPTION OF THE PENNSYLVANIA COMMERCE BANCORP, INC.
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Item 2. What options are available to enrolled participants?

The Plan has been amended to permit monthly (instead of quarterly) optional cash payments for investment in the Common Stock. In addition, the monthly maximum optional cash payment was increased from $5,000 to $10,000.

Item 7. When may an eligible shareholder enroll in the Plan?

The last sentence of Item 7 with respect to Investment Dates for voluntary cash payments is amended to read: “Investment Dates for voluntary cash payments will be on or about the last business day of each calendar month.”

Item 10. How may voluntary cash contributions to the Plan be made?

The Plan was amended to permit participants to make optional cash contributions of not more than $10,000 per each monthly investment period. The Investment Date for purchases with voluntary cash payments will be on or about the last business day of each calendar month. The same amount need not be invested each month.

Item 16. When will shares be purchased?

The Investment Date for purchases of Common Stock directly from the Company with voluntary cash payments will be on or about the last business day of every calendar month.

Item 29. What are the Federal income tax consequences of participation in the Plan?

With respect to statements confirming purchases made for participants, the Plan was amended to provide for monthly (instead of quarterly) statements.

The securities offered pursuant to the Prospectus and this Supplement have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission. None of these regulatory agencies passed upon the accuracy or adequacy of the Prospectus or this Supplement Prospectus. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement is February 1, 2006.